NAME OF REGISTRANT: General Motors Company

NAME OF PERSON RELYING ON EXEMPTION: Green Century Capital Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 8 on General Motors Company's 2024 Proxy Statement:

Report on Sustainability Risk in the Company’s Supply Chain

General Motors Company Symbol: GM

Filed by: Green Century Capital Management, Inc.

Green Century Capital Management, Inc. seeks your support for the proposal filed at General Motors Company (hereby referred to as “GM” or the “Company”) on behalf of GM stockholder, Ms. Amy Floyd (collectively, the “Proponent”), in the 2024 proxy statement. The proposal asks the Company to join initiatives aimed at increasing the supply of primary (i.e. without recycled content) low-carbon steel and aluminum and to report annually on progress toward its goal of sourcing 10% low-carbon primary steel and aluminum by 2030. Because GM purchases leather, rubber, and minerals for its vehicles from areas associated with deforestation, the proposal asks GM to report on deforestation risk within its supply chain and to set targets to eliminate it.

The Proponent believes providing additional information will enhance investor understanding on whether and how GM is supporting the build out of the low-carbon primary steel and aluminum industry, illuminate how purchasing forest-linked commodities may contribute to the Company’s deforestation risk, and provide a deadline by which it will source deforestation-free products.

By actively participating in initiatives focused on expanding availability of low-carbon primary metals, GM would demonstrate to investors that it takes seriously its responsibility to meet its existing targets and accelerate development of low-carbon primary steel and aluminum production and availability. Further, setting a target date to ensure GM’s leather, rubber, and minerals are not raised or extracted by methods involving deforestation would enhance its reputation and avoid climate and biodiversity impacts within its supply chain.

RESOLVED: Proponents request the Company issue an annual report providing additional disclosure on sustainability risks within its supply chain and risk mitigation efforts.

SUPPORTING STATEMENT: Shareholders recommend that the report be prepared at reasonable cost and omit proprietary information, and, in their discretion, encourage the board and management to assess in the report:

•	The pros and cons of joining global value chain emissions reduction efforts, such as the Aluminum Stewardship Initiative and ResponsibleSteel, and demand aggregation initiatives such as SteelZero and the Sustainable Steel Buyers Platform.
•	Progress toward attaining low-carbon steel and aluminum 2030 procurement targets.
•	Enhancing disclosure of deforestation risk associated with GM’s leather, tire, and mineral supply chains including the potential for adopting targets for eliminating supply chain deforestation.

RATIONALE FOR A “YES” VOTE

1.	Supply Chain Risk – Auto manufacturers are highly sensitive to supply chain disruptions, as evidenced by microchip shortage that stalled manufacturing during the pandemic.[1,2,3] GM has a target to purchase low-carbon primary steel and aluminum for 10% of its total primary steel and aluminum purchase by 2030. However, supply of low-carbon primary steel and aluminum is extremely limited. Therefore, the proposal urges GM to join organizations that are actively working to expand low-carbon primary steel and aluminum production, such as ResponsibleSteel, SteelZero, the RMI Sustainable Steel Buyers Platform, and the Aluminum Stewardship Initiative.
2.	Deforestation Risk – Deforestation is one of the main drivers of climate change and biodiversity loss and is strongly linked to cattle raising,[4,5] rubber farms,[6] and surface mining of minerals.[7,8,9] The Accountability Framework initiative, a collective effort of organizations dedicated to protecting forests, calls on companies to eliminate deforestation and ecosystem conversion from their supply chains by 2025.[10] GM lacks a target date for sourcing 100% deforestation-free materials.
3.	Reputational Risk – GM could unfavorably compare to other auto manufacturers who are progressing more quickly to address deforestation linked materials used in their vehicles. This may invite negative media attention and publicity from NGO campaigns seeking protections for forests and biodiversity.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management, Inc. is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management, Inc. urges shareholders to vote for Shareholder Proposal No. 8 following the instruction provided on the management’s proxy mailing.

I.	EXECUTIVE SUMMARY

GM has taken meaningful action to enhance the sustainability of its operations and the vehicles it manufactures. For example, it has set a science-based target which includes the greatest source of its indirect emissions (i.e., use of its vehicles),11 plans to manufacture only electric light-duty vehicles by 2035,12 and is well on its way to sourcing 100% renewable energy at its U.S. sites by 2025.13

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1 https://www.jabil.com/blog/automotive-supply-chain.html

2 https://www.ihcus.com/navigating-the-roadblocks-supply-chain-challenges-in-the-automotive-industry/

3 https://www.bloomberg.com/news/articles/2023-09-08/us-automobile-industry-faces-high-sourcing-risk-fed-study-finds?sref=Brs3FVmA

4 https://www.nytimes.com/2021/11/17/climate/leather-seats-cars-rainforest.html

5 https://www.wri.org/insights/just-7-commodities-replaced-area-forest-twice-size-germany-between-2001-and-2015

6 https://www.sciencedirect.com/science/article/pii/S096098222031006X

7 https://en.tempo.co/read/1827220/nickel-downstream-leads-to-uncontrollable-deforestation-in-north-maluku-environmental-groups-report

8 https://www.wsj.com/articles/electric-vehicles-batteries-nickel-pickle-indonesia-9152b1f

9 https://www.ft.com/content/cd1fd7f3-b3ea-4603-8024-db75ec6e1843

10 https://accountability-framework.org/news-events/news/the-afi-recommends-a-target-date-of-2025-or-sooner-to-eliminate-deforestation-and-conversion-in-supply-chains/

11 According to GM’s CDP Climate Change 2023 Report

12 https://www.detroitnews.com/story/business/autos/general-motors/2023/12/04/barra-gm-still-planning-to-be-all-electric-by-2035/71678366007/

13 https://www.gm.com/stories/renewable-energy-sustainable-strategy

Despite taking significant steps to lessen its environmental footprint, GM’s actions do not address key material risks arising from potential supply chain constraints and degradation of natural resources within its supply chain.

The Company has a target to procure 10% of its primary steel and aluminum as low-carbon by 2030. However, supply of low-carbon primary steel and aluminum is very limited, and rapid, near-term action is needed to spur investment in and construction of steel and aluminum plants that are modern, efficient, and powered by clean energy.

Although the U.S. Government recently announced $0.5B awards to decarbonize the operations of steelmaker Cleveland-Cliffs and aluminum producer Century Aluminum, manufacturing low-carbon steel and aluminum is in its infancy.14 To secure domestic steel and aluminum markets, GM should join initiatives like ResponsibleSteel, SteelZero, the RMI Sustainable Steel Buyers Platform, and the Aluminum Stewardship Initiative that are working to facilitate the primary steel and aluminum industries’ transition to low-carbon energy sources and manufacturing processes.

GM purchases leather, rubber, and minerals for its car seats, tires, and auto parts which may contribute to deforestation and land clearing in ecologically sensitive regions. Deforestation is now one of the leading drivers of climate change as well as biodiversity loss and accounts for roughly 12% of global anthropogenic emissions, according to the Intergovernmental Panel on Climate Change (IPCC).15

Yet, GM does not disclose where it sources forest-linked materials from or how it mitigates potential deforestation impacts. As a result, the Company exposes itself to reputational risk. Protesters have targeted banks and food companies because of their association with deforestation linked to cattle raising in Brazil.16,17 Further, NGOs have published reports indicating that automakers, including GM, are at significant risk of contributing to deforestation in the Amazon as a result of cattle raising, and in areas of Southeast Asia and Africa that are home to rubber tree plantations.18,19,20 Further, surface mining of minerals that GM sources either directly or within the EV batteries that it purchases may be associated with deforestation in Indonesia.

The Proponents believe GM has the responsibility to its investors and stakeholders to develop, disclose, and implement plans to limit negative impacts of the materials it sources and increase its access to low-carbon inputs such as steel and aluminum. Adoption of the measures outlined in the proposal will help assure investors that GM has a comprehensive plan to address these risks and protect long-term shareholder value.

II.	SUPPLY CHAIN RISK

Through the First Movers Coalition, GM made a commitment to purchase 10% of its primary steel and aluminum as low-carbon by 2030. However, if GM is to continue sourcing low-carbon primary metals beyond its 2030 target, or if it expands its targets, it will likely face constrained supply.

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14 https://www.energy.gov/oced/industrial-demonstrations-program-selections-award-negotiations

15 https://www.tsijournals.com/abstract/deforestation-causing-global-warming-and-climate-change-11492.html

16 https://apnews.com/article/climate-politics-brazil-paris-business-48aa9d7e9b72aca03d48fda493f3c1a6

17 https://forestsandfinance.org/news/bank-of-montreals-links-to-massive-illegal-amazon-deforestation-condemned-by-indigenous-leaders-during-biodiversity-summit-2/

18 https://us.eia.org/wp-content/uploads/2022/12/EIA_US_Brazil_Leather_report_1022_US_Format_FINAL_EDITS_09-02-23.pdf. pp 1,3,21,23.

19 https://ign.ku.dk/english/news/archive/2019/your-car-tires-are-clearing-the-rainforest-in-cambodia/

20 https://www.independent.co.uk/climate-change/opinion/cars-tyres-orangutans-extinction-b1806366.html

Primary aluminum production in the United States is virtually non-existent, and by extension, so is low-carbon primary aluminum. EV design incorporates more aluminum than the standard internal combustion engine equivalent in order to make the vehicles lighter and more efficient. Due to its light weight and thermal properties, aluminum is also used for battery enclosures and is incorporated in the bodies of EVs.21 North American aluminum consumption by automakers is expected to grow by 24% by 2030 over 2020 levels for light-duty vehicles.22 Thus, supply needs to ratchet up. Steel supply is similarly constrained and not a single ton of primary low-emissions steel is currently produced in the United States.

Although GM has partnered with manufacturers of low-carbon steel, their steel primarily comprises recycled steel, which has a much lower carbon footprint than primary steel. The same is true for recycled content aluminum versus primary aluminum. By joining multistakeholder initiatives like ResponsibleSteel, SteelZero, the RMI Sustainable Steel Buyers Platform, and the Aluminum Stewardship Initiative, the Company could support organizations that are helping to expand production of low-carbon primary steel and aluminum.

In March 2024, the U.S. Department of Energy (DOE) announced up to $0.5B in funding to U.S.-based Century Aluminum to build a smelter that would avoid an estimated 75% of emissions in producing primary aluminum compared to traditional smelters. Similarly, the DOE awarded U.S. steel manufacturer, Cleveland-Cliffs, up to $0.5B to build a hydrogen-ready flexible fuel Direct Reduction Iron plant, which could eliminate thousands of tons of GHG emissions when fully operational.

It would be strategic for GM to consider MOUs with each of these domestic manufacturers - not only to support expansion of low-carbon production, but to secure primary metals sources to meet its targets and any supply needed beyond 2030.

Multistakeholder initiatives remain important. ResponsibleSteel has spearheaded development of a global multistakeholder sustainability and certification standard that allows steel plants to be certified as low emissions. Its members include GM competitors Mercedes-Benz and Volvo. Members of SteelZero, including Volvo, commit to procuring or specifying 100% net-zero steel by 2050, or earlier. RMI’s Sustainable Steel Buyers Platform aggregates demand for low-carbon steel which helps producers secure orders that are big enough to contemplate equipment and infrastructure investments to reduce manufacturing emissions.

Similar to ResponsibleSteel, the Aluminum Stewardship Initiative (ASI) is a global standard setting and certification organization that works with aluminum producers and users to promote responsible production and environmental stewardship. The ASI standard requires entities to create plans to ensure a GHG emissions reduction pathway consistent with a 1.5°C warming scenario. Both BMW and Mercedes-Benz are members.

By helping to revitalize US primary aluminum and steel production, GM could not only cut supply chain emissions associated with these metals, it could also secure additional domestic supply and contribute to deployment of the wind, green hydrogen, and other renewable fuels needed to decarbonize traditionally high-emitting industries.

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21 https://evreporter.com/the-role-of-aluminium-in-the-ev-industry

22 https://www.statista.com/statistics/496185/pounds-of-aluminum-per-car-in-north-america/

III.	DEFORESTATION RISK

Deforestation is one of the leading drivers of both climate change and biodiversity loss, and accounts for roughly 12% of the world’s anthropogenic climate emissions.23 The leather, rubber, and minerals that GM sources for its car seats, tires, and auto parts may be associated with deforestation and land clearing.

Leather

Clearing forests for cattle raising is a leading cause of deforestation in Brazil, a country considered a major source of leather for U.S. auto manufacturers.24 In 2022, two NGOs assessed the ambitions of 15 car seat and car manufacturers (including GM) for a deforestation-free leather supply chain.25 They concluded in their report that even foundational elements, such as holistic disclosure practices, were poor for every company,26 and no car manufacturer assessed published information on whether they had blocked non-compliant suppliers or on the percentage of leather suppliers or procurement that was deforestation-free.27 GM scored the second highest out of any car manufacturer in the assessment, with 20 out of 100 total possible points. Despite achieving the high score, the 80 points it could yet attain will require significant additional work by the Company.

GM’s disclosure practices on leather sourcing are poor, including any indication of what percent of its leather supply chain the Company can trace back to cattle birth farms. GM has also failed to provide data on its deforestation risk exposure in Brazil and other high-risk regions. In addition, the Company has not committed to purchasing deforestation-free leather products or to transitioning to non-leather materials.

Rubber

The automotive and tire industries are the biggest consumers of natural rubber, and rubber tree cultivation is a leading driver of deforestation in Southeast Asia and West Africa.28 GM is a founding member of the Global Platform for Sustainable Natural Rubber (GPSNR), a multistakeholder initiative organized to improve the traceability of latex and rubber products back to farmers with the goal of supporting sustainable cultivation and socio-economic welfare. GPSNR requires members to provide annual disclosures on their rubber sourcing policies. Of the nine questions that GM covers in its latest rubber report, only a single question relates to rubber and rubber sourcing practices.29 Further, GM has yet to provide a comprehensive disclosure of any effort to fully trace its rubber supply chain, disclose deforestation risk attributable to expansion of rubber farms, or press for deforestation-free rubber.

Minerals

Deforestation resulting from surface mining, a process by which forests, vegetation, and topsoil are scraped away leaving bare soil, is an emerging concern. Surface mining is used to access subsurface mineral deposits, such as bauxite (the precursor to aluminum), nickel and cobalt. Nickel and cobalt are critical components needed to achieve high-performing EV batteries, and aluminum is incorporated into the casings for EV batteries and into EV frames to reduce total vehicle weight.

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23 https://www.tsijournals.com/abstract/deforestation-causing-global-warming-and-climate-change-11492.html

24 https://www.nytimes.com/2021/11/17/climate/leather-seats-cars-rainforest.html

25 https://dv719tqmsuwvb.cloudfront.net/documents/Annet/Leather_Benchmark_Report_Updated_12Dec22.pdf

26 Ibid.

27 Ibid.

28 https://www.mightyearth.org/rubber/

29 https://www.gmsustainability.com/_pdf/policies/GM_GPSNR_Public_Disclosure_Report_Final.pdf

Global demand for nickel and cobalt is expected to grow by 44%30 and 94%31 by 2030 over 2022 levels, respectively. Appropriately, GM has secured agreements with a nickel supplier in Canada32 and a nickel and cobalt producer in Australia to ensure access to these critical minerals.33 However, because GM does not provide full traceability to the mines from which it sources nickel and cobalt, the Company may be purchasing minerals from mining operations that are at high risk of causing deforestation in Indonesia.

Indonesia is particularly vulnerable to deforestation. The country is home to unique flora and fauna, and its nickel reserves sit underneath rainforests that are situated close to pristine waters and species-rich corals34,35 Bloomberg reports that in the last two decades, more than 50% of the tropical deforestation caused by industrial mining has taken place in Indonesia. 36,37,38

GM has just inked a long-term agreement with supplier LG Chem for more than 500,000 tons of battery minerals to the Company by 203539 and CATL, the largest EV battery manufacturer in the world,40 currently supplies EV batteries to GM. Both companies indirectly source nickel from mines and refineries in Indonesia.41 Therefore, by association, GM’s purchases may be linked to deforestation there as well.

The pace and scale of environmental damage resulting from nickel mining is heightening investor concern. In March 2024, VBDO, Legal & General Investment Management, and 29 additional investment firms controlling $2.7 trillion in combined assets under management convened the Investor Initiative on Responsible Nickel Supply Chains and are calling on companies to commit to deforestation-free nickel supply chains.42

Relatedly, surface mining for bauxite, the precursor to aluminum, is a source of deforestation risk. Aluminum use in light-duty vehicles in North America is expected to grow by 24% by 2030 over 2020 levels.43 Human Rights Watch reported in 2021 that bauxite mining has been associated with resettlement of homes or villages, threats to communities’ access to housing and food, biodiversity loss, and water pollution.44

The Proponents note that GM collaborates with Initiative for Responsible Mining Assurance, but it is unclear how the Company leverages its collaboration to ensure mining of battery- and vehicle-related minerals does not cause or contribute to deforestation or land degradation. GM could better serve its investors by tracing the minerals it uses to originating mining operations and disclose efforts to mitigate and eventually eliminate deforestation in its supply chain.

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30 https://www.reuters.com/markets/commodities/vale-sees-44-increase-global-nickel-demand-by-2030-2022-09-07/

31 https://www.statista.com/statistics/1425427/global-cobalt-demand-forecast-by-end-use/

32 https://www.gm.ca/en/home/stories/vale-and-gm.html

33 https://news.gm.com/newsroom.detail.html/Pages/news/us/en/2022/oct/1011-nickel

34 https://www.iucn.nl/en/blog/nickel-mining-in-indonesia-economic-prosperity-and-ecological-disaster/

35 https://www.ran.org/indonesia_s_rainforests_biodiversity_and_endangered_species

36 https://www.bloomberg.com/news/articles/2022-09-12/indonesia-s-lost-more-tropical-forest-to-mining-than-anywhere?sref=Brs3FVmA

37 https://www.pnas.org/doi/10.1073/pnas.2118273119

38 https://www.pnas.org/doi/10.1073/pnas.2118273119

39 https://www.cnbc.com/2024/02/07/gm-lg-chem-ev-battery-materials-deal.html

40 https://www.statista.com/statistics/235323/lithium-batteries-top-manufacturers/

41 https://mightyearth.org/wp-content/uploads/2024/04/ForeststoEVs_FinalV2.pdf. Pg 24.

42 https://www.vbdo.nl/en/2024/03/more-investors-join-as-investor-initiative-on-responsible-nickel-supply-chains-has-kicked-off/

43 https://www.statista.com/statistics/496185/pounds-of-aluminum-per-car-in-north-america/

44 https://www.hrw.org/report/2021/07/22/aluminum-car-industrys-blind-spot/why-car-companies-should-address-human-rights#_ftn21

IV.	REPUTATIONAL RISK

GM has set low-carbon steel and aluminum procurement targets and acknowledged deforestation risk within its supply chain, but it has made minimal progress reducing supply chain emissions from steel and aluminum production or on tracing, disclosing, and eliminating deforestation risk associated with its leather, rubber, and mineral supply chains. As a result, GM may unfavorably compare with companies who are progressing more quickly.

Other automakers, such as Volvo and Mercedes-Benz, have taken steps to improve the sustainability of their steel supply chains by participating in the steel plant certification standard, ResponsibleSteel. Volvo has joined the SteelZero initiative and committed to buying 100% net-zero steel by 2050. Although GM is working with several steel manufacturers to obtain low-carbon recycled steel, it does not participate in broader efforts such as RMI’s Sustainable Steel Buyer’s Platform which aggregates demand for low-carbon primary steel.

Failure to act swiftly to eliminate deforestation, for example within its leather supply chain, exposes GM to reputational risk. Tropical forest watchdog Rainforest Foundation Norway (RFN) recently assessed the automotive industry’s policies, disclosure, and implementation efforts to prevent deforestation linked to cattle-raising in Brazil. A key takeaway of the report is that “The automotive industry does not do enough to mitigate its deforestation risks. While some companies have recently adopted zero-deforestation measures, all fall short of best practices.” GM has no zero-deforestation policy and only garners 20 of a possible 100 points on RFN’s benchmark for mitigating deforestation risk.

Consumers may choose to buy vehicles from brands that represent leading sustainability practices, and companies failing to adopt supply chain best practices may alienate customers. As the EV market develops, customers may consider many brands for their purchases. GM’s ability to market its overall sustainability, inclusive of the sustainability of its supply chains, may attract customers for whom environmental stewardship is a factor in their purchasing decisions.

IV.	CONCLUSION

While GM has taken definitive steps to enhance and implement its sustainability commitments, it is not thoroughly addressing risk arising from its supply chain. Current gaps include its lack of disclosure regarding its primary steel and aluminum supplies, its deforestation exposure tied to the leather, rubber, and mineral products it uses, and the lack of fulsome reporting on measures it’s taking, if any, to conserve and restore forest and natural habitats.

Voting in favor of the proposal will provide important input to the board and management that GM must accelerate its disclosure and implement measures to lessen its supply chain risk.

Shareholders are urged to vote FOR the proposal asking GM to provide an annual report disclosing the Company’s deforestation risk and risk mitigation measures. The proposal also asks GM to join initiatives aimed at developing greater supply of low-carbon steel and aluminum.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management, Inc. is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management, Inc. urges shareholders to vote for Shareholder Proposal No. 8 following the instruction provided on the management’s proxy mailing.